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                   SUMMARY ADVERTISEMENT, DATED APRIL 9, 1999
                                 EXHIBIT (a)(8)
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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
  TO SELL SHARES. THE OFFER IS MADE SOLELY BY THE OFFER TO PURCHASE, DATED
   APRIL 9, 1999, AND THE RELATED LETTER OF TRANSMITTAL, AND IS BEING MADE TO
     ALL HOLDERS OF SHARES. PURCHASER IS NOT AWARE OF ANY STATE WHERE THE
     MAKING OF THE OFFER IS PROHIBITED BY ADMINISTRATIVE OR JUDICIAL ACTION
      PURSUANT TO ANY VALID STATE STATUTE. IF PURCHASER BECOMES AWARE OF
        ANY VALID STATE STATUTE PROHIBITING THE MAKING OF THE OFFER OR
         THE ACCEPTANCE OF SHARES PURSUANT THERETO, PURCHASER WILL MAKE
          A GOOD FAITH EFFORT TO COMPLY WITH SUCH STATE STATUTE. IF,
           AFTER SUCH GOOD FAITH EFFORT, THE PURCHASER CANNOT COMPLY
            WITH SUCH STATE STATUTE, THE OFFER WILL NOT BE MADE TO
             (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF)
                  THE HOLDERS OF SHARES IN SUCH STATE. IN ANY
                 JURISDICTION WHERE THE SECURITIES, BLUE SKY
                   OR OTHER LAWS REQUIRE THE OFFER TO BE MADE
                     BY A LICENSED BROKER OR DEALER, THE
                      OFFER SHALL BE DEEMED TO BE MADE ON
                      BEHALF OF PURCHASER BY DONALDSON,
                         LUFKIN & JENRETTE SECURITIES
                           CORPORATION OR ONE OR MORE
                            REGISTERED BROKERS OR
                             DEALERS LICENSED UNDER
                               THE LAWS OF SUCH
                                 JURISDICTION.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                        AQUILA GAS PIPELINE CORPORATION
                                       AT
                              $8.00 NET PER SHARE
                                       BY
                             AEC ACQUISITIONS, INC.
                    AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF
                             UTILICORP UNITED INC.

    AEC Acquisitions, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Aquila Gas Pipeline Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Parent, at a purchase price of $8.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 9, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). Following the Offer, Purchaser intends to seek to have the Company effect the Second Step Merger described below.
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999, UNLESS THE OFFER IS EXTENDED.
    The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration date at least that number of shares that would, when aggregated with the shares owned directly or indirectly by Parent, represent at least 90% of all shares then outstanding on a fully-diluted basis as described in the Offer to Purchase. The Offer is also subject to certain other conditions. See "The Tender Offer--Certain Conditions of the Offer" of the Offer to Purchase.
    The Offer is not conditioned on the availability of financing or on the approval of the Board of Directors of the Company or any committee thereof.
    Parent currently beneficially owns 24,000,000 Shares, representing approximately 82% of the outstanding shares at March 18, 1999. Parent has negotiated with the Company, represented by a special committee of the Board of Directors of the Company (the "Special Committee"), as to the terms of the acquisition of the Shares not owned by Parent. These negotiations have been unsuccessful to date. Accordingly, the Offer has not been approved by the Board of Directors of the Company or any committee thereof. To the best knowledge of the Parent and Purchaser, no director or executive officer of the Company has made any recommendation with respect to the Offer.
    Parent and Purchaser currently intend, following the consummation of the Offer, to seek to have the Company effect a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger, each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive an amount in cash equal to the Offer Price. Following consummation of the Second Step Merger, the Company would continue as the surviving corporation and would be a wholly-owned, indirect subsidiary of Parent. If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of Parent's currently-owned Shares to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Board of Directors of the Company or any committee thereof or of the stockholders of the Company, pursuant to the "short form" merger provisions of Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Board of Directors of the Company of an agreement between the Company, Parent and Purchaser with respect to the Second Step Merger (the "Merger Agreement") and the adoption of the Merger Agreement by the holders of at least 80% of the outstanding Shares. As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when an amount in cash equal to the Offer Price will be paid to stockholders who do not tender their Shares in the Offer. The timing of the Second Step Merger is set forth in the section entitled "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Offer to Purchase.
    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser
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and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the section entitled "The Tender Offer--Acceptance for Payment and Payment of Shares" of the Offer to Purchase) pursuant to the procedures set forth in the section entitled "The Tender Offer--Procedure for Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message, as defined below, in connection with a book-entry transfer and (iii) any other documents required under the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.
    Purchaser expressly reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period of time during which the Offer is open, including upon the occurrence of any condition specified in the section entitled "The Tender Offer--Certain Conditions of the Offer" of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder's Shares.
    Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, May 7, 1999 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after June 8, 1999. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must also specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the section entitled "The Tender Offer-- Procedure for Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the section entitled "The Tender Offer--Procedure for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties.
    The information required to be disclosed by Rule 14d-6(e)(1)(vii) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
    Requests have been made to the Company for use of the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.
    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.
    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below and additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent and will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.
                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                         Banks and Brokerage Firms call
                                 (800) 662-5200
                           Shareholders Please Call:
                                 (800) 566-9061

                      THE DEALER MANAGER FOR THE OFFER IS:
                          DONALDSON, LUFKIN & JENRETTE
                                277 Park Avenue
                            New York, New York 10172
                                 (877) 864-4755
                                  (Toll Free)
April 9, 1999                    (212) 892-0314